Exhibit 12.1

DR PEPPER SNAPPLE GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)

	For the Three Months Ended March 31,	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Calculation of fixed charges ratio:
Income before provision for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy(2)	$281	$1,184	$1,073	$542	$978

Add/(deduct):
Fixed charges	38	132	125	138	142
Amortization of capitalized interest	1	3	4	4	3
Capitalized interest	(1)	(1)	(2)	(1)	(2)
Total earnings available for fixed charges	$319	$1,318	$1,200	$683	$1,121

Fixed charges:
Interest expense	$33	$117	$109	$123	$125
Capitalized interest	1	1	2	1	2
Interest component of rental expense(1)	4	14	14	14	15
Total fixed charges	$38	$132	$125	$138	$142

Ratio of earnings to fixed charges	8.5x	10.0x	9.6x	4.9x	7.9x
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(1)	Represents a reasonable estimate of the interest component of rental expense incurred by us.

(2)
Due to the completion of the IRS audit for our 2006-2008 federal income tax returns in August 2013, we recognized $430 million of other expense, net, as we no longer anticipate collecting amounts from Mondelēz. Additionally, in June 2013, a bill was enacted by the Canadian government, which reduced amounts amortized for income tax purposes. As a result, we recognized $38 million of indemnity income due to the reduction of our long-term liability to Mondelēz.